UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
18545, Piraeus
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 11, 2011, announcing the Company's financial and operating results for the quarter ended March 31, 2011.

Attached as Exhibit 2 is a copy of the Company's unaudited consolidated financial statements and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 16, 2011	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President and Principal Executive Officer

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	The IGB Group
investor@ampni.com	Leon Berman, Principal
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2011 Financial Results

PIRAEUS, Greece, May 11, 2011 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the first quarter ended March 31, 2011.

First Quarter and Year-to-Date Highlights

•	Increased sales volumes to 2,726,237 metric tons.
•	Expanded net revenues to $68.2 million.
•	Recorded operating income of $9.8 million.
•	Reported EBITDA (as defined in Note 1) of $17.4 million in Q1 2011.
•	Reported net income of $4.0 million, or $0.09 basic and diluted earnings per share.
•	Commenced physical supply operations in Cape Verde.
•	Announced plans to commence operations in Panama, increasing global network to 18 markets covering over 50 ports worldwide.
•	Took delivery of two bunker tanker newbuildings, including the Anafi in April 2011.

The Company recorded net income for the three months ended March 31, 2011 of $4.0 million, or $0.09 basic and diluted earnings per share. For purposes of comparison, the Company reported net income of $14.1 million, or $0.30 basic and diluted earnings per share, for the three months ended March 31, 2010. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2011 were 46,266,117. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2010 were 46,064,773 and 46,272,718, respectively.

Total revenues for the three months ended March 31, 2011, increased by 91.1% to $1,611.9 million compared to $843.4 million for the same period in 2010. For the three months ended March 31, 2011, sales of marine petroleum products increased by 91.2% to $1,605.4 million compared to $839.8 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased 23.3% to $68.2 million in the first quarter of 2011 compared to $55.3 million in the year-earlier period.

For the three months ended March 31, 2011, the volume of marine fuel sold increased by 58.5% to 2,726,237 metric tons as compared to 1,720,513 metric tons in the year-earlier period, primarily as a result of the sales volumes in Aegean's new markets in the Antwerp-Rotterdam-Amsterdam region and Las Palmas entered in April 2010 and July 2010, respectively.

1

Operating income for the first quarter of 2011 decreased by $7.6 million, or 43.7%, to $9.8 million as compared to $17.4 million for the same period in 2010. Operating expenses, excluding the cost of fuel and cargo transportation costs, increased by $18.6 million, or 47%, to $58.4 million for the three months ended March 31, 2011 as compared to $39.8 million for the same period in 2010. This increase was principally due to an expanded logistics infrastructure during the first quarter of 2011 compared to the first quarter of 2010.

E. Nikolas Tavlarios, President, commented:  "During the first quarter, Aegean increased sales volumes by 58.5% compared to the year-earlier period and posted net income of $4.0 million as market conditions improved. We remain focused on implementing management's strategy to enhance future performance and have achieved notable progress to date. During the quarter, we commenced operations in Cape Verde, located off the coast of Western Africa. This new start-up market provides an opportunity to increase our Company's fleet utilization and expand its earnings potential without incrementally increasing capital expenditures. To further strengthen our geographic presence in strategic locations, we announced plans to launch physical supply operations at both ends of the Panama Canal by the end of the current quarter. We expect to realize benefits from the Panama Canal's projected expansion, which is expected to dramatically increase the amount of ship traffic. In addition, we were awarded a long-term concession to operate two onshore storage facilities in Panama on an exclusive basis. Including Panama, we have expanded our global network to 18 markets covering over 50 ports, compared to five service centers at the time of our IPO.  While overall market conditions across the global marine fuel supply industry remain challenging, we believe our growing integrated marine fuel logistics chain combined with our balance sheet strength positions Aegean well for the remainder of 2011, and beyond."

Liquidity and Capital Resources

As of March 31, 2011, the Company had cash and cash equivalents of $33.3 million and working capital of $216.4 million. Non-cash working capital, or working capital excluding cash and debt, was $469.1 million as of March 31, 2011.

Net cash used in operating activities was $52.8 million for the three months ended March 31, 2011.  Net income, as adjusted for non-cash items, was $12.8 million for the period.

Net cash used in investing activities was $10.9 million for the three months ended March 31, 2011, mainly due to the construction of the new-building vessels and the storage facility in Fujairah.

Net cash provided by financing activities was $10.4 million for the three months ended March 31, 2011, primarily driven by the increase in short-term borrowings.

As of March 31, 2011, the Company had approximately $150.8 million in available liquidity, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's short-term working capital facilities, to finance working capital requirements.  Furthermore, as of March 31, 2011, the Company had approximately $13.8 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, "Our results for the first quarter reflect year-over-year sales volume growth primarily due to contributions from new markets. We continued to expand our financial flexibility by renewing existing credit facilities with leading banks increasing the aggregate amount of our working capital credit facilities to approximately $760 million. Our ability to secure these favorable agreements underscores the strong financial foundation of our business and demonstrates the continued confidence that our lenders have in Aegean's future."

2

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended March 31,
	2010	2011

	(in thousands of U.S. dollars, unless otherwise stated)

Income Statement Data:
Sales of marine petroleum products	$839,757	$1,605,351
Voyage and other revenues	3,605	6,556
Total revenues	843,362	1,611,907
Cost of marine petroleum products sold	786,122	1,540,300
Salaries, wages and related costs	12,074	20,220
Depreciation and amortization	6,409	7,267
Loss on sale of vessel	-	20
All other operating expenses	21,320	34,320
Operating income	17,437	9,780
Net financing cost	(2,577)	(5,729)
FX (gains) losses, net	831	(322)
Income taxes (benefit)/ expense	(58)	329
Net income	$14,087	$4,044

Basic earnings per share (U.S. dollars)	$0.30	$0.09
Diluted earnings per share (U.S. dollars)	$0.30	$0.09

EBITDA(1)	$23,015	$17,369

Other Financial Data:
Gross spread on marine petroleum products(2)	$51,688	$61,664
Gross spread on lubricants(2)	838	508
Gross spread on marine fuel(2)	50,850	61,156
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	29.6	22.4
Net cash provided by (used in) operating activities	(20,842)	(52,759)
Net cash (used in) investing activities	(56,313)	(10,883)
Net cash provided by financing activities	$161,157	$10,432

Sales Volume Data (Metric Tons): (3)
Total sales volumes	1,720,513	2,726,237

Other Operating Data:
Number of bunkering tankers, end of period(4)	42.0	54.0
Average number of bunkering tankers(4)(5)	40.0	53.6
Special Purpose Vessels, end of period number(6)	1.0	1.0
Number of owned storage facilities, end of period(7)	5.0	8.0

3

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2010	As of March 31, 2011

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	86,499	33,289
Gross trade receivables	440,975	549,225
Allowance for doubtful accounts	(1,293)	(1,278)
Inventories	155,018	163,987
Current assets	733,199	809,306
Total assets	1,339,835	1,419,453
Trade payables	211,322	267,759
Current liabilities (including current portion of long-term debt)	520,378	592,922
Total debt	624,698	636,605
Total liabilities	869,472	944,686
Total stockholder's equity	470,363	474,767

Working Capital Data:
Working capital(8)	212,821	216,384
Working capital excluding cash and debt(8)	402,762	469,091

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended March 31,
	2010	2011
Net income	14,087	4,044

Add: Net financing cost	2,577	5,729
Add: Income taxes	(58)	329
Add: Depreciation and amortization	6,409	7,267

EBITDA	23,015	17,369

4

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2010	2011
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	839,757	1,605,351
Less: Cost of marine petroleum products sold	(786,122)	(1,540,300))
Less: Cargo transportation costs	(1,947)	(3,387)
Gross spread on marine petroleum products	51,688	61,664
Less: Gross spread on lubricants	(838)	(508)
Gross spread on marine fuel	50,850	61,156

Sales volume of marine fuel (metric tons)	1,720,513	2,726,237

Gross spread per metric ton of marine fuel sold (U.S. dollars)	29.6	22.4

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Cape Verde and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company operates three Panamax tankers, the Ouranos, the Fos II and the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in the United Arab Emirates, Ghana and Gibraltar. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland and Las Palmas.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

First Quarter 2011 Dividend Announcement
On May 11, 2011, the Company's Board of Directors declared a first quarter 2011 dividend of $0.01 per share payable on June 10, 2011, to shareholders of record as of May 27, 2011. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, May 12, 2011 at 8:30 a.m. Eastern Time, to discuss its first quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (877) 741-4239 (for U.S.-based callers) or (719) 325-4800 (for international callers) and enter the passcode: 7796326.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through May 26, 2011 by dialing (888) 203-1112 (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 7796326.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 17 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas and Cape Verde, and plans to commence physical supply operations in Panama by the end of the second quarter of 2011.

6

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

7

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2010 AND MARCH 31, 2011
 (UNAUDITED)
 (Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2010	March 31, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$86,499	$33,289
Trade receivables, net of allowance for doubtful accounts of $1,293 and $1,278, as of December 31, 2010 and March 31, 2011, respectively	439,682	547,947
Due from related companies	20,510	26,510
Inventories	155,018	163,987
Prepayments and other current assets	26,150	32,211
Restricted cash	5,340	5,362
Total current assets	733,199	809,306

FIXED ASSETS:
Advances for vessels under construction and acquisitions	77,858	59,073
Advances for other fixed assets under construction	11,630	13,170
Vessels, cost	479,489	503,214
Vessels, accumulated depreciation	(54,168)	(57,364)
Vessels' net book value	425,321	445,850
Other fixed assets, net	13,511	13,451
Total fixed assets	528,320	531,544

OTHER NON-CURRENT ASSETS:
Deferred charges, net	18,065	18,438
Intangible assets	19,984	19,631
Goodwill	37,946	37,946
Deferred tax asset	2,218	2,481
Other non-current assets	103	107
Total assets	1,339,835	1,419,453

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	206,884	270,786
Current portion of long-term debt	74,896	20,572
Trade payables to third parties	192,850	244,280
Trade payables to related companies	18,472	23,479
Other payables to related companies	572	2,876
Accrued and other current liabilities	26,704	30,929
Total current liabilities	520,378	592,922

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	342,918	345,247
Deferred tax liability	2,669	3,019
Other non-current liabilities	3,507	3,498
Total non-current liabilities	349,094	351,764

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31,2010 and March 31 ,2011; 47,709,420 and 47,709,420 shares, issued at December 31, 2010 and March 31, 2011, respectively	477	477
Treasury stock $0.01 par value; 1,000,000 shares, repurchased at December 31, 2010 and March 31, 2011	(24,680)	(24,680)
Additional paid-in capital	337,196	338,023
Retained earnings	157,370	160,947
Total stockholders' equity	470,363	474,767

Total liabilities and stockholders' equity	1,339,835	1,419,453

The accompanying notes are an integral part of these condensed consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2010	2011

REVENUES:
Sales of marine petroleum products – third parties	$831,890	$1,589,138
Sales of marine petroleum products – related companies	7,867	16,213
Voyage revenues	1,524	4,096
Other revenues	2,081	2,460

Total revenues	843,362	1,611,907

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	718,513	1,459,551
Cost of marine petroleum products sold – related companies	67,609	80,749
Salaries, wages and related costs	12,074	20,220
Depreciation	4,969	5,171
Amortization of drydocking costs	1,364	1,743
Amortization of finite lived intangibles	76	353
Loss on sale of vessels, net	-	20
Other operating expenses	21,320	34,320

Total operating expenses	825,925	1,602,127

Operating income	17,437	9,780

OTHER INCOME/(EXPENSE):
Interest and finance costs	(2,583)	(5,736)
Interest income	6	7
Foreign exchange gains(losses), net	(831)	322
	(3,408)	(5,407)

Income before income taxes	14,029	4,373

Income taxes	58	(329)

Net income	14,087	4,044

Basic earnings per common share	0.30	0.09
Diluted earnings per common share	0.30	0.09

Weighted average number of shares, basic	46,064,773	46,266,117
Weighted average number of shares, diluted	46,272,718	46,266,117

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2010	2011
Cash flows from operating activities:
Net income	$14,087	$4,044
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	4,969	5,171
Release of doubtful accounts	(261)	(15)
Share-based compensation	786	827
Amortization	1,632	2,381
Provision for income taxes	(58)	416
Loss on sale of vessels	-	20
(Increase) Decrease in:
Trade receivables	(33,488)	(108,250)
Due from related companies	(5,968)	(6,000)
Inventories	(11,314)	(8,969)
Prepayments and other current assets	1,060	(5,671)
Increase (Decrease) in:
Trade payables	8,375	59,265
Other payables to related companies	5,734	2,304
Accrued and other current liabilities	(3,833)	3,944
Other non-current assets	(387)	(4)
Other non-current liabilities	119	262
Payments for dry-docking	(2,295)	(2,484)
Net cash used in operating activities	(20,842)	(52,759)

Cash flows from investing activities:
Payments for vessels under construction	(21,856)	(9,226)
Payments for vessels acquisitions	(24,630)	-
Advances for other fixed assets under construction	-	(1,540)
Purchase of other fixed assets	(9,827)	(95)
Increase in restricted cash	-	(22)
Net cash used in investing activities	(56,313)	(10,883)

Cash flows from financing activities:
Proceeds from long-term debt	108,177	9,827
Repayment of long-term debt	(94,805)	(61,822)
Repayment of capital lease obligation	(310)	(320)
Net change in short-term borrowings	9,600	63,902
Financing costs paid	(75)	(688)
Proceeds from the issuance of common stock	147,109	-
Issuance of common stock cost	(8,062)	-
Dividends paid	(477)	(467)
Net cash provided by financing activities	161,157	10,432

Net increase (decrease) in cash and cash equivalents	84,002	(53,210)
Cash and cash equivalents at beginning of period	54,841	86,499
Cash and cash equivalents at end of period	$138,843	$33,289

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2010.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.

2.      Adoption of New Accounting Standards:

    In December 2010, new guidance addressed questions about performing the goodwill impairment test for reporting units with a zero or negative carrying amount.  For those entities with reporting units with zero or negative carrying amounts, Step 2 of the goodwill impairment test must be performed if it is more likely than not that a goodwill impairment exists.  The guidance was effective for the first interim reporting period in 2011.  This guidance did not have an impact on the Company's financial statements as of March 31, 2011.

3.      Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2010	March 31, 2011
Held for sale:
Marine Fuel Oil	124,316	133,771
Marine Gas Oil	27,726	27,241
	152,042	161,012
Held for consumption:
Marine fuel	1,739	1,718
Lubricants	995	1,033
Stores	24	25
Victuals	218	199
	2,976	2,975

Total	155,018	163,987

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Advances for Vessels under Construction and Acquisitions:

During the three months ended March 31, 2011, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2011	77,858
Advances for vessels under construction and related costs	6,965
Vessels delivered	(25,750)
Balance March 31, 2011	59,073

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

As of March 31, 2011 advances for vessels under construction and acquisitions, is analyzed as follows:

			March 31, 2011
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total

Fujian Shipyard
DN-3800-14	2011	10,740	6,485	765	7,250
DN-3800-15	2011	10,740	6,485	708	7,193
Qingdao Hyundai Shipyard
QHS-226*	2011	11,823	11,823	1,178	13,001
QHS-227	2011	12,200	10,420	797	11,217
QHS-228	2011	12,200	10,420	774	11,194
Montana	2011	10,104	9,181	37	9,218

	Total	67,807	54,814	4,259	59,073

* Vessel delivered but as of March 31, 2011, was not positioned and operational.

   As of March 31, 2011 the remaining obligations under these contracts which are payable within 2011 amount to $12,993.

5.         Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of March 31, 2011, the Company has paid advances for construction and related costs of the in-land storage facility amounting to $13,170. The contractual obligations arising from signed contracts relating to this project after March 31, 2011 are $91,767.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.        Vessels:

    During the three months ended March 31, 2011, the movement of the account, vessels, was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2011	479,489	(54,168)	425,321
- Vessels additions	25,750	-	25,750
- Vessels sold	(2,025)	1,820	(205)
- Depreciation	-	(5,016)	(5,016)
Balance, March 31, 2011	503,214	(57,364)	445,850

        On January 11, 2011, the newly-constructed bunkering tanker, Kassos (ex-QHS-225), with a total cost of $13,498, became operational in the Company's service center in Gibraltar.

On March 2, 2011, the newly-constructed bunkering tanker, Ios (ex-3800-13), with a total cost of $12,252, became operational in the Company's service center in Fujairah.

On March, 5, 2011, the Company sold the vessel Aegean VII to an unaffiliated third-party purchaser for an aggregate price of $400. The loss on sale of $20 was calculated as the sale price less the carrying value of the vessel of $205, related sales expenses of $10 and the carrying value of unamortized dry-docking costs of $205. This loss is included under the loss on sale of vessel in the consolidated statements of income.

7.      Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2010	9,036	3,459	2,392	14,887
- Additions	-	-	95	95
Cost, March 31, 2011	9,036	3,459	2,487	14,982

Accumulated depreciation, December 31, 2010	-	280	1,096	1,376
- Depreciation expense	-	35	120	155
Accumulated depreciation, March 31, 2011	-	315	1,216	1,531

Net book value, December 31, 2010	9,036	3,179	1,296	13,511
Net book value, March 31, 2011	9,036	3,144	1,271	13,451

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.      Deferred Charges:

During the three months ended March 31, 2011, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2011	17,036	1,029	18,065
- Additions	1,918	688	2,606
- Disposals	(204)	-	(204)
- Amortization	(1,743)	(286)	(2,029)
Balance, March 31, 2011	17,007	1,431	18,438

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

9.       Goodwill and intangible assets:

Goodwill indentified represents the purchase price in excess of the fair value of the net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

The decline in our stock price such that the market capitalization became lower than the consolidated net book value as of March 31, 2011 indicated the need for an interim impairment assessment. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the implied fair value of goodwill exceeded the book value. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, and the future price of marine fuel products. No impairment loss was recorded at March 31, 2011.

The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary and the Las Palmas site and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis and over their useful life.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Concession agreements
		Portland port	Las Palmas port	Non-compete covenant	Total
Amount acquired		7,772	10,525	3,365	21,662
Accumulated Amortisation as per	December 31, 2010	989	301	388	1,678
	March 31, 2011	1,066	449	516	2,031
NBV as per	December 31, 2010	6,783	10,224	2,977	19,984
	March 31, 2011	6,706	10,076	2,849	19,631
Amortisation schedule	2011	235	453	389	1,077
	2012	312	601	517	1,430
	2013	312	601	517	1,430
	2014	312	601	517	1,430
	2015	312	601	517	1,430
	Thereafter	5,223	7,219	392	12,834

10.           Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2010	March 31, 2011
Short-term borrowings:
Revolving overdraft facility 3/30/2011 (a)	1,600	9,915
Trade credit facility 11/19/2010 (b)	60,060	33,995
Revolving credit facility 10/29/2010	52,229	44,034
Revolving credit facility 10/12/2010	40,000	45,000
Revolving credit facility 6/7/2010	2,995	87,842
Receivables credit and assignment agreement 9/21/2010	50,000	50,000
Total short-term borrowings	206,884	270,786
Long-term debt:
Secured syndicated term loan 8/30/2005	29,740	29,140
Secured term loan facility under senior secured credit facility 12/19/2006	25,420	24,720
Secured term loan 10/25/2006	23,961	23,589
Secured term loan 10/27/2006	16,047	15,741
Secured syndicated term loan 10/30/2006	59,658	58,801
Secured term loan 9/12/2008	34,228	33,581
Secured syndicated term loan 4/24/2008	31,970	32,918
Secured syndicated term loan 7/8/2008	10,500	10,000
Secured term loan 4/1/2010	2,844	2,937
Secured term loan 4/1/2010	3,446	3,384
Roll over agreement 4/1/2010 (c)	-	8,008
Overdraft facility under senior secured credit facility 3/3/2011(d)	180,000	123,000
Total	417,814	365,819
Less: Current portion of long-term debt	(74,896)	(20,572)
Long-term debt, net of current portion	342,918	345,247

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

a)
On March 30, 2011, the Company renewed the revolving overdraft credit facility with the Greek bank. The facility expires on March 1, 2012 and has a credit limit of up to $10,000. The amended facility bears interest at LIBOR plus 5.50%, is secured by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Sara.

b)	The trade credit facility was renewed on its anniversary on the same terms and conditions until the execution of a new facility that is currently under negotiation.

c)
On April 01, 2010, the Company assumed a loan agreement with an international bank that was signed, on October 6, 2009, by its acquired entity Verbeke Bunkering N.V and a third party. The purpose of this roll over credit facility for an amount of €5,680,000 is to finance the newbuilding Montana and bears interest at EURIBOR plus 1.26%. The credit facility is repayable in quarterly installments of approximately €95,000.

d)
On March 3, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009. The facility expires on January 30, 2013 and has a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bears interest at LIBOR plus 3.00%, while documentary and standby letters of credit are subject to commissions of 0.70% and 1.60%, respectively.

The annual principal payments of long-term debt required to be made after March 31, 2011 are as follows:

Amount
April 1 to December 31, 2011	15,371
2012	20,805
2013	148,305
2014	17,959
2015	17,637
2016 and thereafter	145,742
365,819

11.      Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2010	2011
Bunkering tanker voyage expenses	665	2,088
Bunkering tanker insurance	711	1,041
Bunkering tanker repairs and maintenance	718	657
Bunkering tanker spares and consumable stores	1,171	1,705
Bunkering tanker consumption of marine petroleum products	5,266	8,211
Bunkering tanker hire charges	-	3,117
Bunkering tanker other operating expenses	4,377	3,651
Cargo transportation	1,947	3,387
Provision for doubtful accounts	(251)	48
Operating costs of storage facilities	432	1,730
Port and related expenses	1,342	1,804
General and administrative	3,577	5,114
Broker commissions	634	1,032
Other	731	735
Total	21,320	34,320

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Contingencies:

 In November, 2005 an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7,000 and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  The Company believes that the plaintiffs's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.       Capital Leases:

The Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after March 31, 2011, are as follows:

Amount
April 1 to December 31, 2011	974
2012	1,299
2013	1,299
2014	433
Total minimum lease payments	4,005
Less: imputed interest	(466)
Present value of minimum lease payments	3,539
Current portion of capitalized lease obligations	(1,054)
Long-term capitalized lease obligations	2,485

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

14.       Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the three months ended March 31, 2011:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
January 1, 2011	466,710	25.52
Granted	-	-
Vested	(46,206)	15.74
March 31, 2011	420,504	26.60

The grant-date market prices of the unvested stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $812 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the three months ended March 31, 2011.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of March 31, 2011, there was $5,716 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 2.5 years as follows:

Amount
April 1 to December 31, 2011	2,126
2012	2,064
2013	999
2014	527
5,716

15.	Common Stock, Treasury Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

As of March 31, 2011, the Company had no shares of preferred stock issued and outstanding and had 46,709,420 shares of common stock, with a par value of $0.01, issued and outstanding.

During the three months ended March 31, 2011, the Company declared and paid dividends of $0.01 per share totaling to $467.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100 per share.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of March 31, 2011, no such events had occurred, and no rights have been exercised.

On January 27, 2010, the Company completed a public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Concurrently with the public offering, on May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis, the Company's Founder and Director of Corporate Development.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the condensed consolidated balance sheet as of March 31, 2011.

16.   Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 14), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2010	2011

Net income	$14,087	$4,044

Less: Dividends declared and undistributed earnings allocated to unvested shares	(138)	(38)
Basic and diluted income available to common stockholders	$13,949	$4,006

Basic weighted average number of common shares outstanding	46,064,773	46,266,117

Add: Dilutive effect of non-vested shares	207,945	-

Diluted weighted average number of common shares outstanding	46,272,718	46,266,117

Basic earnings per common share	$0.30	$0.09
Diluted earnings per common share	$0.30	$0.09

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.   Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Three Months Ended March 31,
	2010	2011
Current tax expense	(108)	(235)
Net deferred tax benefit/ (expense)	166	(94)
Income tax expense	58	(329)

Effective tax rate	(56.86%)	24.76%

Our provision for income taxes for each of the three-month periods ended March 31, 2010 and 2011 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Three Months Ended March, 31,
	2010	2011
Income tax expense on profit before tax at statutory rates	(7)	(426)
Effect of permanent differences	65	97
Total tax benefit/ (expense)	58	(329)

Deferred income taxes, that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

18.    Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

19.  Subsequent Events:

Delivery of newbuilding: On April 6, 2011, the Company took delivery of the Anafi, a 3,800 dwt double hull bunkering tanker newbuilding from the Fujian Shipyard in China. The cost of construction of the vessel was $10,785. The Anafi will be deployed in the Company's service center in Singapore.

Loans: On April 20, 2011, the Belgian bank increased the amount of the credit facility from $55,000 to $70,000.

Loans: On April 2011, the credit committee of the international commercial lender has approved to increase the amount of the revolving credit facility, signed on June 7, 2010, from $100,000 to $200,000.